Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As independent registered public accountants, we hereby consent to the incorporation by reference in Registration Statement No. 333-180809 on Form S-8 and Registration Statement No. 333-201442 and 333-214124 on Forms S-3, of our reports dated May 15, 2020, relating to the consolidated financial statements of ImageWare Systems, Inc. (“Company”) as of December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019 (which report includes explanatory paragraphs related to the change in the method of accounting for leases, and the existence of substantial doubt about the Company’s ability to continue as a going concern), and the effectiveness of ImageWare Systems, Inc.’s internal control over financial reporting as of December 31, 2019, included in this Annual Report on Form 10-K for the year ended December 31, 2019.

/s/ Mayer Hoffman McCann P.C.

San Diego, California
May 15, 2020